As filed with the Securities and Exchange Commission on September 10, 2008	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________
REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933
_________________________________
State of Israel
(Name of Registrant)
_________________________________

Name and address of authorized agent in the United States:
Zvi Chalamish
Consul and Chief Fiscal Officer for the Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th floor
New York, New York 10017
Copy to:
Steven G. Tepper, Esq.
Arnold & Porter
399 Park Avenue
New York, New York 10022
_________________________________
Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.
The debt securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
_________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Debt Securities	$2,625,000,000	100%	$2,625,000,000	$103,163
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Exclusive of accrued interest, if any.
(3) This Registration Statement and the Prospectus included herein relate to $2,625,000,000 aggregate principal amount of debt securities, of which $625,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-139481 initially filed on December 19, 2006. $66,875 of the total registration fee paid by the Registrant with Registration Statement No. 333-139481 and calculated in accordance with the fees then in effect (which relates to $625,000,000 aggregate principal amount of debt securities) has been applied to the total registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. A fee of $36,288 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of $2,000,000,000 of additional debt securities registered hereunder.
(4) Previously paid.
_______________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $625,000,000 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-139481 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 429. This Registration Statement and the Prospectus included herein and constituting a part hereof relate to debt securities having an aggregate principal amount of $2,625,000,000, of which $625,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-139481 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

The securities may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities on terms and in the manner to be specified in the separate Prospectus Supplements to be delivered in connection with each such offering and filed with the Securities and Exchange Commission pursuant to Rule 424(b).

The State of Israel may circulate the Current Israel Description included as Exhibit D to its Annual Report Form 18-K (which has been incorporated by reference into the Prospectus) together with the Prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filled with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2008

PROSPECTUS	September , 2008

State of Israel
Bonds

The State of Israel, which may be referred to in this prospectus as Israel or the State, may offer up to U.S.$ 2,625,000,000 aggregate principal or maturity amount of its bonds.

Israel may offer the bonds from time to time as separate issues. Israel will provide a prospectus supplement describing the amounts, prices and terms of each issue of bonds it is offering. You should read this prospectus and any prospectus supplement carefully before you invest.

Israel will sell the bonds through the Development Corporation for Israel (which we may refer to as DCI in this prospectus). With the prior written consent of the State of Israel, DCI may utilize the services of other broker and dealers who are regularly engaged in the securities business and may allow reasonable concessions or commissions to such brokers and dealers.

See the section entitled “Risk Factors” in the accompanying prospectus for a discussion of certain factors you should consider before investing in the bonds.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. Israel has not authorized anyone to provide you with different or additional information. Israel is not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

DEVELOPMENT CORPORATION FOR ISRAEL
575 LEXINGTON AVENUE, NEW YORK, NEW YORK 10022-6195

TABLE OF CONTENTS

Where You Can Find More Information About the State of Israel	2
Use of Proceeds	3
Description of the Bonds	3
United States Taxation	9
Plan of Distribution	13
Official Statements	14
Validity of the Bonds	14
Debt Record	14
Jurisdiction; Consent to Service and Enforceability	14
Authorized Representative	15

WHERE YOU CAN FIND MORE INFORMATION
ABOUT THE STATE OF ISRAEL

Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files annual reports on Form 18-K with the Securities and Exchange Commission, or the SEC, on a voluntary basis. These reports and any amendments to these reports include certain financial, statistical and other information about Israel and may be accompanied by exhibits. You may read and copy any document Israel files with the SEC at the SEC’s public reference room located at the Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-0213. Israel’s SEC filings, including the Registration Statement of which this prospectus forms a part, are also available to the public from the SEC’s website at http://www.sec.gov. You may obtain information on the on the public reference room by calling the SEC at 1-800-SEC-0330 or logging on to www.sec.gov.

The Securities and Exchange Commission allows Israel to “incorporate by reference” into this prospectus the information Israel files with it. This means that Israel can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Israel incorporates by reference the following documents:

•	Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2007; and

•	all amendments to Israel’s Annual Report on Form 18-K for the year ended December 31, 2007 filed prior to the date of this prospectus.

Israel also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the bonds covered by this prospectus. Each time Israel files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may download a free copy of these filings from the Internet site maintained by the Development Corporation for Israel at www.israelbonds.com, or request a free copy of these filings by writing to or telephoning Israel’s Consul and Chief Fiscal Officer for the Western Hemisphere at the following address and numbers:

Ministry of Finance
Government of Israel
800 Second Avenue, 17th Floor
New York, New York 10017
Telephone: (212) 499-5710
Facsimile: (212) 499-5715

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Israel will use the net proceeds from the sale of the bonds offered hereby for general purposes of the State.

DESCRIPTION OF THE BONDS

Israel will issue the bonds from time to time as separate issues. Each issue of bonds will be issued pursuant to a fiscal agency agreement between Israel and a fiscal agent, unless Israel acts as the fiscal agent with respect to any issue. If the terms or conditions described in the prospectus supplement for a particular issue of bonds differs from the terms or conditions described in this prospectus, you should rely on the terms and conditions described in the prospectus supplement.

The following is a summary of certain terms of the bonds. Israel will describe the particular terms of any bonds in the prospectus supplement relating to those bonds. Those terms may include:

•	the name of the issue of the bonds;

•	the aggregate principal or maturity amount of the bonds;

•	the price of the bonds;

•	the minimum denomination of the bonds;

•	the issue date of the bonds;

•	the stated maturity date on which Israel agrees to repay the bonds;

•	the rate of interest the bonds will bear, if any, and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments are scheduled to be made;

•	the date or dates from which interest will accrue;

•	whether and in what circumstances Israel may redeem the bonds before maturity;

•	under which circumstances will physical certificates be issued;

•	the currency in which Israel may pay the bonds and any interest; and

•	any other terms of the bonds.

Status of the Bonds

The bonds will be the direct, general and unconditional obligations of Israel. The full faith and credit of Israel will be pledged for the due and punctual payment of all principal, interest and maturity amounts, as well as for the due and timely performance of all of Israel’s obligations with respect to the bonds.

Ranking of Bonds

The bonds of each series will rank equally with each other, without any preference among themselves. The payment obligations of Israel under the bonds will at all times rank at least equally with other payment obligations of Israel relating to unsecured, unsubordinated external indebtedness. For purposes of this paragraph, “external indebtedness” means any indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than the currency of Israel, and “indebtedness” means all obligations of Israel in respect of money borrowed and guarantees given by Israel in respect of money borrowed by others.

The Bonds

Issuance. The bonds will be issued only in registered form without coupons, and upon original subscription, in such minimum denominations as may be set forth in the applicable prospectus supplement. Subscription for the bonds will be made on approved forms appropriately completed and executed and accompanied by the subscription price. The subscription price may be paid in United States dollars or, if Israel so orders, in the currency of the country from which the subscription originated. A subscription is deemed accepted as of the date when the forms and purchase price are actually received in form acceptable to the fiscal agent and DCI.

Bond Certificates. The bonds will be issuable to any person or entity. The name of that person or entity or his, her or its nominee will be registered in the bond register maintained by the fiscal agent, in the case of a book entry, or inscribed on the face of the bond, in the case of physical certificates. In general, bonds will be issued in book entry form. Therefore, bond certificates will not be issued. Instead, the fiscal agent will mail to the purchaser and owner of each bond a confirmation that the owner has been listed in the bond register as the registered owner of the bond along with other pertinent information. Certificates will be issued only to government agencies, pension funds, financial institutions and Employee Benefit Plans (as defined in the Prospectus) that so request at the time of purchase. Certificates will be executed on behalf of the State by its Prime Minister and its Minister of Finance, and countersigned by an authorized officer of the fiscal agent, and may contain legends or recitals not inconsistent with the fiscal agency agreement as may be approved by the fiscal agent or as required by any securities exchange on which the bonds may be listed. We will forward all notices relating to the bonds to the registered owner(s). Upon maturity of a book entry bond or redemption of a book entry bond, the fiscal agent will automatically pay the principal amount and accrued interest on the book entry bond to the registered owner by mailing a check to the last address of the registered owner as listed in the bond register. Bond certificate holders must present the physical certificate to the fiscal agent to receive payment. You are responsible for the cost of replacing a bond certificate if it is lost, stolen or destroyed after you receive it.

Payment of Interest. Some bonds are interest-bearing. For interest-bearing bonds, interest will be computed as provided in the applicable prospectus supplement. If the date of any payment, whether for interest, principal, maturity or redemption, is a Saturday, Sunday or other day on which the fiscal agent is authorized or required by law to be closed, payment will be made on the next business day, and no interest will accrue for the intervening period. Israel and the fiscal agent will treat the person or entity whose name is registered in the bond register maintained by the fiscal agent, in the case of a book entry, or, inscribed on the face of the bond, in the case of a physical bond, as the absolute owner of the bond for all purposes, including receiving payment for the bond and interest payments, and neither Israel nor the fiscal agent will be affected by any notice to the contrary. Payments will be paid by check mailed to the bond owner at the address listed in the bond register or into a bank account held by the owner of the bond. In the case of bonds issued in the name of more than one holder, payment may be made in the names of all such holders. A trustee or other legal representative will succeed to all rights of a non-individual bond owner that has dissolved or terminated. An executor, administrator or other legal representative of a bond owner who has died will succeed to all the rights of a deceased bond owner. If any interest is not punctually paid, Israel will notify the fiscal agent of the amount of defaulted interest proposed to be paid on each bond and the date of such payment. The fiscal agent will then notify the bond owners of the proposed payment, and pay bond owners the defaulted interest.

Exchange and Split-up; Surrender of Bonds. There will be no exchange or split-ups of bonds issued in minimum denominations, unless otherwise ordered by Israel. All other exchanges or split-ups will be subject to reasonable regulations of the fiscal agent and Israel. The fiscal agent will cancel all bonds surrendered for transfer or exchange. The bond owner will pay all expenses, charges or taxes in connection with any exchange or split-up.

Co-owners of Bonds. Israel or the fiscal agent may require the signature of all bondholders in the case of the surrender of bonds issued in the names of more than one holder.

Lost, Stolen or Mutilated Bonds. If a bond is mutilated, lost, stolen or destroyed, then Israel may issue a new bond upon the production of such mutilated bond or upon evidence satisfactory to it and the fiscal agent. If the bond was about to mature, Israel may pay for it without issuing a new bond. The newly issued bond will constitute the original contractual obligation of Israel, regardless of whether any person or entity tries to enforce the old bond. The bond owner will bear all expenses in connection with delivery of a new bond, except with respect to a bond mutilated, destroyed, stolen or lost prior to its delivery to the bond owner, for which Israel and the fiscal agent have received satisfactory evidence.

Early Redemption

Upon not more than sixty (60) days written notice and surrender of the bond, a written instrument of transfer and other necessary legal documents required by Israel or the fiscal agent, the fiscal agent will repurchase bonds at the option of the owner(s) prior to maturity only under the circumstances enumerated in the applicable prospectus supplement for each bond.

If the bonds are surrendered along with an order of Israel or DCI stating that (i) the bond owner is deceased; (ii) the bond owner was not a citizen of the United States; (iii) the bond owner resided outside of the United States at the time of his or her death; and (iv) the bonds were physically located outside the United States at the time of his or her death (along with an affidavit to that effect), and the order instructs the fiscal agent to pay the repurchase price to the executor, administrator, legal representative or the heirs or next of kin of the deceased owner, the fiscal agent will pay the repurchase price as so ordered. The bond owner will not be charged for any expenses other than stamp taxes or other government expenses in regards to any of the above repurchases.

The bonds are subject to redemption at any time at the option of Israel, in accordance with the terms set forth in the prospectus supplement. The bonds are redeemable as a whole or in part. If the bonds are redeemed in part, selection of the bonds will be at Israel’s discretion; however, the bonds will be redeemed in one or more groups, where each group of bonds will consist of all bonds of the same issue bearing the same issue date. If interest-bearing bonds are to be redeemed, then partial redemption can be made only on an interest payment date. No bonds of any issue can be redeemed at the option of Israel unless the bonds of such issue having a prior issue date are or have been called for redemption. A notice of redemption will be mailed to all bond owners by the fiscal agent between thirty (30) and sixty (60) days prior to the redemption date. The notice will set forth:

•	the redemption date;

•	whether all bonds or a group of bonds are to be redeemed;

•	the redemption price;

•	that on the redemption date no owner of bonds called for redemption is entitled to more than the redemption price, and that the redemption price is due and payable on the redemption date; and

•	the place where the bonds are to be redeemed.

Whether the bonds are repurchased at the option of the bond owner or redeemed at the option of the State, Israel will repurchase interest-bearing bonds for a purchase price equal to the principal amount of the bond together with interim interest accrued and unpaid to the repurchase date. Israel will repurchase non-interest-bearing bonds for a purchase price equal to the price at which the bond is deemed issued pursuant to Section 1273 of the Internal Revenue Code, as adjusted as of the repurchase date pursuant to Section 1272 of the Internal Revenue Code, or in each case under any successor provision of similar import.

If the redemption price is not paid on the surrender of any bond, then interest-bearing bonds will continue to accrue interest at the rate prescribed for such bonds, and non-interest-bearing bonds will continue to be payable at their maturity amount on their maturity date. Israel will not be required to issue or register the transfer or exchange of any bond during the period beginning with the fifteenth (15th) business day prior to the date of the mailing of a notice of redemption through the end of the date of the mailing. Israel will also not be required to register the transfer or exchange of any bond selected for redemption in whole or in part, except for the unredeemed portion of the bonds being redeemed in part. No general redemption has ever been made on a prior issue. No sinking fund is required to be established under the terms of the fiscal agency agreement or the bonds.

Limited Transferability

You may not transfer or assign the bonds except to the extent and under the circumstances expressly indicated in the applicable prospectus supplement.

If transfer is permitted under the terms of the applicable prospectus supplement, the bond owner will not be charged for any expenses other than stamp taxes or other government expenses with regard to the transfer of bonds to Israel or DCI, or upon the death of the bond owner. The bond owner will be responsible for all charges, expenses and taxes with regard to any other transfer. To transfer or assign a bond, if permitted, the bond owner must surrender the bond to the fiscal agent, together with a written instrument of transfer and any other documents required by Israel or the fiscal agent.

RISK FACTORS

You should read this prospectus and any applicable prospectus supplement carefully. Words and expressions defined elsewhere in this prospectus or any applicable prospectus supplement have the same meaning in this section. Investing in the bonds involves certain risks. Factors which are material for assessing the market risks associated with the bonds are described below. However, the inability of Israel to pay interest, principal or other amounts on or in connection with the bonds may occur for other reasons and Israel does not represent that the statements below regarding the risks of holding bonds are exhaustive. You should make your own inquiries as you deem necessary without relying on Israel or any underwriter and should consult with your financial, tax, legal, accounting and other advisors, prior to deciding whether to make an investment in the bonds. You should consider, among other things, the following:

The bonds may not be a suitable investment for all investors.

You must determine the suitability of investment in the bonds in the light of your own circumstances. In particular, you should:

(i)	have sufficient knowledge and experience to make a meaningful evaluation of the bonds and the merits and risks of investing in the bonds;

(ii)
have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of your particular financial situation, an investment in the bonds and the impact the bonds will have on your overall investment portfolio;

(iii)
have sufficient financial resources and liquidity to bear all of the risks of an investment in the bonds, including where the currency for principal or interest payments is different from your currency;

(iv)	understand thoroughly the terms of the bonds and be familiar with the behavior of any relevant indices and financial markets; and

(v)
be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

There is no secondary trading market for the bonds and transferability is limited.

Except under certain limited circumstances provided in the applicable prospectus supplement, the bonds may not be transferred, sold or pledged. As a result, no secondary market can develop for the bonds and they will not be traded on an established securities market (or the substantial equivalent thereof).

Israel is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Israel is a sovereign state. Although Israel has waived its sovereign immunity in respect of the bonds, except for its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, enforcement in the event of a default may nevertheless be impracticable by virtue of legal, commercial, political or other considerations.

Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the United State Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions.

There can be no assurance that the laws of the State of New York in effect as at the date of this prospectus will not be modified.

The conditions of the bonds are based on the laws of the State of New York in effect as at the date of this prospectus supplement. No assurance can be given as to the impact of any possible judicial decision or change to New York law or administrative practice after the date of this prospectus.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. You should consult your legal advisors to determine whether and to what extent (i) the bonds are legal investments for you, (ii) the bonds can be used as collateral for various types of borrowing and (iii) other restrictions apply to your purchase or pledge of any bonds. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of the bonds under any applicable risk-based capital or similar rules.

There can be no assurance that Israel’s credit rating will not change.

Long-term debt of the State of Israel is currently rated by Standard and Poor’s, Fitch Ratings and Moody’s and such credit rating is set forth on each prospectus supplement. A security rating is not a recommendation to buy or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. The credit rating may not reflect the potential impact of all risks related to structure, market and other factors that may affect the value of the bonds.

Instability in Israel’s political and military environments may adversely affect Israel’s economy.

Israel has from time to time experienced political volatility and has been subject to ongoing security concerns. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. If the level of violence increases in the future, Israel’s capital markets, the level of tourism in Israel and foreign investment in Israel, among other things, may suffer. In addition, political instability may affect the stability of the Israeli economy.

Changes in market interest rates may adversely affect the value of the bonds.

Investment in fixed rate bonds involves the risk that subsequent changes in market interest rates may adversely affect the value of the fixed rate bonds.

Principal and interest payments will be made in U.S. dollars and will be subject to exchange rate risks and exchange controls affecting investors whose principal currency is not U.S. dollars.

The State of Israel will pay principal and interest on the bonds in U.S. dollars. This presents certain risks relating to currency conversions if an investor’s financial activities (“Investor’s Currency”) are denominated principally in a currency or currency unit other than U.S. dollars. These include the risk that exchange rates may significantly change (including changes due to devaluation of the U.S. dollars or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the U.S. dollar would decrease (1) the Investor’s Currency-equivalent yield on the bonds and (2) the Investor’s Currency-equivalent value of the principal payable on the bonds. Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Bonds subject to optional redemption by the Issuer.

The State of Israel may redeem the bonds prior to their scheduled maturity dates. Upon such redemption, an investor might not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the bonds being redeemed and might only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

UNITED STATES TAXATION

United States Treasury Circular 230 Notice

To ensure compliance with requirements imposed by the United States Internal Revenue Service (the “IRS”), Israel informs you that this discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States federal tax penalties, and was written to support the promotion or marketing of this transaction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

In General

The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of a bond. It deals only with bonds held as capital assets by their initial purchasers. This summary does not discuss all of the tax consequences that may be relevant to a particular holder in light of the holder’s circumstances or to holders subject to special rules, such as:

•	dealers or traders in securities or currencies,

•	financial institutions, insurance companies and tax-exempt organizations,

•	regulated investment companies, investment companies and real estate investment trusts,

•	partnerships or other entities classified as partnerships for United States federal income tax puposes and persons holding the bonds through partnerships or other pass-through entities,

•	persons subject to the alternative minimum tax,

•	persons who hold bonds as part of a hedging transaction or a position in a straddle, conversion or other integrated transaction, and

•	persons whose functional currency is not the United States dollar.

This summary does not address tax consequences under the laws of any state, locality or foreign jurisdiction, including Israel, nor does it address any United States federal taxes other than the federal income tax. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date of this prospectus. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF BONDS IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

Certain of the bonds may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable pricing supplement. Bonds containing such special features may be subject to special rules that differ from the general rules discussed below. Purchasers of bonds with such special features should examine carefully the applicable prospectus supplement and should consult their own tax advisors with respect to those bonds, since the United States federal income tax consequences with respect to those features will depend, in part, on the particular terms and features of the bonds described in that prospectus supplement.

Israel has not sought any opinion of counsel or ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

Taxation of United States Bondholders

United States Bondholders Defined. As used herein, the term “United States Bondholder” means a holder of a bond that is:

•	an individual who, for United States federal income tax purposes, is treated as a citizen or resident of the United States,

•
a corporation, (or any other entity treated as a corporation for United States federal income tax purposes) created in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) it was in existence on August 20, 1996, on and before which date it was properly treated as a “United States person” under United States federal tax law as then in effect, and it validly elected to continue to be so treated.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the bonds, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership.

Interest Payments. Interest on a bond that pays exclusively fixed (or, in certain cases, variable) interest at least annually generally will be taxable to a United States Bondholder as ordinary interest income at the time that interest accrues or is received (in accordance with the United States Bondholder’s method of accounting for United States federal tax purposes). Interest paid or accrued on a bond will generally be treated as foreign source income for United States federal income tax purposes and will be classified as “passive category income” (or, in certain cases, as “general category income”) for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

Discount on Bonds. When a bond is issued at discount (“OID Bond”), and such original issue discount (“OID”) exceeds the de minimis amount, it will be treated as ordinary interest income. A United States Bondholder must include in gross income amounts of OID on an OID Bond as ordinary interest income on an accrual basis under the “constant yield to maturity” method described below (whether that United States Bondholder is a cash or accrual basis taxpayer). Generally, OID must be included in income in advance of the receipt of cash representing such income.

The total amount of OID on any OID Bond will equal the excess of the bond’s “stated redemption price at maturity” over its “issue price.” The stated redemption price at maturity equals the sum of all payments due under the OID Bond, other than any payments of qualified stated interest. The issue price will generally equal the initial public offering price at which a substantial number of bonds are issued in a given offering.

The amount of OID on an OID Bond that a United States Bondholder must include in income during a taxable year is the sum of the “daily portions” of OID for that bond. The daily portions are determined by allocating to each day in an “accrual period” (generally the period between compounding dates) a pro rata portion of the OID attributable to that accrual period. The amount of OID attributable to an accrual period is the product of the “adjusted issue price” of the bond at the beginning of the accrual period and its yield to maturity. The adjusted issue price of a bond is generally equal to the sum of its issue price and all prior accruals of OID. Cash payments on an OID Bond are allocated first to any stated interest then due, then to previously accrued OID (in the order of accrual) to which cash payments have not yet been allocated, and then to principal.

A United States Bondholder generally may make an irrevocable election to include in its income its entire return on an OID Bond (including payments of qualified stated interest) under the constant yield method applicable to OID.

Any OID included in a United States Bondholder’s income will constitute foreign source income, and generally will be “passive category income” (or in certain cases, as “general category income”) for United States foreign tax credit purposes.

In the case of a bond that is a floating rate bond, the OID calculations are generally made as though the bond will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the bond on its date of issue or, in the case of certain floating rate bonds, the rate that reflects the yield to maturity that is reasonably expected for the bond. Actual interest payments in excess of this assumed rate are generally treated as additional qualified stated interest when made. Additional rules may apply if interest on a floating rate bond is based on more than one interest index, or such bond is treated as providing for one or more contingent payments.

Premium on Bonds. If a bond’s issue price exceeds its principal amount, a United States Bondholder may elect to amortize that premium over the term of the bond, generally reducing the United States Bondholder’s taxable income and basis in the bond for a given year by the amount of premium properly allocated to that year. The election applies to all debt instruments issued at a premium and held by the United States Bondholder as of the beginning of the year in which the election is made or acquired thereafter, unless the United States tax authorities consent to a revocation of the election. If no election is made, or if an election has been made but some premium remains unamortized, the premium or remaining portion thereof will reduce the capital gain, or increase the capital loss, recognized by the United States Bondholder upon the sale, disposition or maturity of the bond.

Disposition of the Bonds. A United States Bondholder generally will recognize gain or loss on the sale or retirement of a bond equal to the difference between the amount realized on the sale or retirement and the tax basis of the bond. A United States Bondholder’s tax basis in a bond generally will be the purchase price of the bond, increased by any OID previously included in the United States Bondholder’s income and decreased (but not below zero) by any early principal payments. Except to the extent attributable to accrued but unpaid interest or OID, gain or loss recognized on the sale or retirement of a bond will be capital gain or loss, and will be long-term capital gain or loss if the bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than most items of ordinary income. Limitations apply to the ability of United States Bondholders to offset capital losses against ordinary income. Any gain or loss recognized by a United States Bondholder on the sale or retirement of a bond generally will constitute income from, or loss allocable to, sources within the United States for United States federal income tax purposes.

Taxation of Non-United States Bondholders

Under United States federal income tax law as currently in effect, and subject to the discussion of backup withholding below, a bondholder that is not a United States Bondholder (a “Non-United States Bondholder”) will not be subject to United States federal income tax, including withholding tax, on payments of interest on the bonds unless:

•	the holder of the bonds is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code; or

•
the holder of the bonds has an office or other fixed place of business in the United States to which the interest is attributable and the interest either: (i) is derived in the active conduct of a banking, financing or similar business within the United States or (ii) is received by a corporation the principal business of which is trading stocks or securities for its own account.

Subject to the discussion of backup withholding below, a Non-United States Bondholder will not be subject to United States federal income tax on any gain realized on the sale or retirement of a bond, unless:

•	the gain is effectively connected with the conduct by the holder of a trade or business within the United States; or

•
in the case of a Non-United States Bondholder who is an individual, that holder is present in the United States for a total of 183 days or more during the taxable year in which that gain is realized and either (i) the gain is attributable to an office or fixed place of business maintained in the United States by that holder or (ii) the holder has a “tax home,” within the meaning of the Code.

The bonds will be deemed to be situated outside the United States for purposes of United States federal estate tax and thus will not be includible in the gross estate for purposes of that tax in the case of an individual who was neither a domiciliary nor a citizen of the United States at the time of the individual’s death.

Information Reporting and Backup Withholding

In general, except when Israel acts as fiscal agent with respect to a particular issue, information reporting requirements will apply to payments within the United States or by or through a custodian or nominee that is a “United States Controlled Person,” as defined below, to non-corporate United States Bondholders of interest on a bond and, under certain circumstances, to the proceeds of the sale of a bond. Except when Israel acts as fiscal agent with respect to a particular issue, backup withholding will apply to those payments if the United States Bondholder (i) fails to provide an accurate taxpayer identification number (on an IRS Form W-9 or substantially similar form), (ii) has failed to report all interest and dividends required to be shown on its federal income tax return or (iii) fails to certify, when required, that it is not subject to backup withholding.

Non-United States Bondholders who provide the requisite certification (on an IRS Form W-8BEN or substantially similar form) are generally exempt from these withholding and reporting requirements. The proceeds of a disposition of a bond through a United States office of a broker generally will be subject to backup withholding and information reporting unless the Non-United States Bondholder certifies that it is a Non-United States Bondholder under penalties of perjury or otherwise establishes that it qualifies for an exemption. Information reporting (but not backup withholding) will apply to a Non-United States Bondholder who sells a bond through a foreign office of a broker that is a “United States Controlled Person,” as defined below, unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

A United States Controlled Person is:

(a)	a United States Person;

(b)	a controlled foreign corporation for United States federal tax purposes;

(c)	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for tax purposes for a specified three-year period; or

(d)	a foreign partnership in which United States Persons hold more than 50% of the income or capital interests or which is engaged in a United States trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder’s United States federal income tax liability if the required information is properly furnished to the IRS.

PLAN OF DISTRIBUTION

Israel has entered into an Underwriting Agreement with Development Corporation for Israel. The principal terms of the Underwriting Agreement with DCI are as follows:

•	DCI is the sole and exclusive underwriter of the bonds in the United States and has agreed to use its best efforts to sell the bonds.

•	DCI will receive a selling concession at a rate to be determined from time to time by Israel and DCI. The amount of the selling concession will not exceed 6% of the purchase price of the bonds sold.

•
DCI will pay all fees and expenses to brokers or dealers who assist in the sale of the bonds . Upon prior written consent from the State, DCI may utilize the services of any other person or persons as broker, dealer or agent, under any arrangement not inconsistent with the Underwriting Agreement.

•	DCI will use its best efforts to sell as many of the bonds as it can; however, there is no assurance that all the bonds will be sold.

Israel will pay all charges, expenses and fees in connection with the issuance of the bonds, the registration of the bonds under the applicable federal and securities laws, the preparation, printing, authentication, delivery, publication and distribution of prospectuses, newspaper prospectuses, advertising, literature, collection of subscriptions, public presentations, maintenance of complete and accurate records of all bond transactions, any payments to the fiscal agent pursuant to any fiscal agency agreement or in conformity with its provisions, and all taxes and stamps required in connection with the sale of the bonds.

This prospectus and the prospectus supplement relating to a particular issue of bonds may also be available in electronic format on the Internet website maintained by DCI at www.israelbonds.com. Customer Information Forms and Investment Forms will also be available to print from the DCI website. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus, and the prospectus supplement relating to a particular issue, any information on the website is not part of the prospectus, has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.

OFFICIAL STATEMENTS

Information included herein and in the Registration Statement which is identified as being derived from a publication of Israel or one of its agencies or instrumentalities or the Bank of Israel is included on the authority of such publication as a public official document of Israel or the Bank of Israel. All other information herein and in the Registration Statement is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official capacity.

VALIDITY OF THE BONDS

The validity of the bonds will be passed upon for Israel by Arnold & Porter LLP, New York, New York and Washington, D.C., United States counsel to the State of Israel, and by the Legal Advisor to the Ministry of Finance of the State of Israel. As to all matters of Israeli law, Arnold & Porter LLP may rely on the opinion of the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in this prospectus have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon his authority.

DEBT RECORD

Israel has never defaulted on the payment of principal, maturity amount or interest on any of its internal or external indebtedness.

JURISDICTION; CONSENT TO SERVICE AND ENFORCEABILITY

The State of Israel is a foreign sovereign government. Consequently, it may be difficult to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the terms of the bonds which may be instituted by the owner of any bonds of any issue in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel.

Israel has appointed the Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the bonds that the owner of any bonds may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the bonds issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel’s authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent.

The Chief Fiscal Officer for the Western Hemisphere is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel’s waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the State of Israel in the United States of America is the Consul and Chief Fiscal Officer for the Western Hemisphere, Ministry of Finance of the State of Israel, whose address is 800 Second Avenue, 17th Floor, New York, New York 10017.

Part II

EXPENSES

The following is an estimate of the fees and expenses of the State of Israel in connection with the offering of the debt securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$103,163	**
Costs of printing and preparing Registration Statement, Prospectus and other documents	$25,000	*
Fiscal agent fees and expenses	$20,000	*
Legal fees	$100,000	*
Blue sky and legal investment memoranda fees and expenses	$10,000	*
Miscellaneous	$30,000	*
Total	$288,163
____________________

*	Estimated

**
This Registration Statement and the Prospectus included herein relate to $ 2,625,000,000 aggregate principal amount of debt securities, of which $625,000,000 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-139481 filed on December 19, 2006. $66,875 of the total registration fee paid by the Registrant with Registration Statement No. 333-139481 and calculated in accordance with the fees then in effect (which relates to $625,000,000 aggregate principal amount of debt securities) has been applied to the total registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. A fee of $36,288 (calculated in accordance with the fees currently in effect) is being paid herewith for the principal amount of $2,000,000,000 of additional debt securities registered hereunder.

UNDERTAKINGS

Israel hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)
To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that Israel shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

(b)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of Israel’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of the opinions of the Legal Advisor to the Ministry of Finance, as required, in amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-4

4.	The following Exhibits:

(1)	Form of Underwriting Agreement.*

(2)	Master Fiscal Agency Agreement, dated February 16, 2001 between the State of Israel and the Bank of New York.**

(2).1	Amendment No. 1 to the Master Fiscal Agency Agreement, dated December 30, 2005.*

(2).2	Amendment No. 2 to the Master Fiscal Agency Agreement, dated February 24, 2006.*

(2).3	Amendment No. 3 to the Master Fiscal Agency Agreement, dated December 29, 2006.

(3)	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel.

(4)	Opinion of Arnold & Porter LLP.

(5)	The consent of the Legal Advisor to the Ministry of Finance of the State of Israel (included as part of Exhibit 4(3)).

(6)	The consent of Arnold & Porter LLP (contained in Exhibit 4(4)).

(7)	The consent of the Director General of the Ministry of Finance.***

____________________

*	Previously filed in connection with Registration Statement No. 33-139481 and incorporated by reference herein.

**	Previously filed in connection with Registration Statement No. 33-103994 and incorporated by reference herein.

***	To be filed in an amendment to this Registration Statement on Schedule B.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, who are duly authorized to execute the foregoing in their official capacity as Consul and Chief Fiscal Officer for the Western Hemisphere and Deputy Chief Fiscal Officer for the Western Hemisphere, of the Ministry of Finance of the State of Israel, respectively.

STATE OF ISRAEL

By: /s/ Zvi Chalamish
Zvi Chalamish
Consul and Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

By: /s/ Ran Alon
Ran Alon
Deputy Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

New York, New York

September 10, 2008